EXHIBIT 12.1

TEXTRON INC.

MANUFACTURING GROUP
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(unaudited)
(In millions, except ratio)

Six Months Ended June 30, 2018
Fixed charges:
Interest expense*	$69
Estimated interest portion of rents	20
Total fixed charges	$89

Income:
Income from continuing operations before income taxes	$478
Fixed charges	89
Dividends received from Finance group	50
Eliminate pretax income of Finance group	(11)
Adjusted income	$606

Ratio of income to fixed charges	6.81

*                Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.